UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-27026

PERICOM SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

1545 Barber Lane, Milpitas, California 95035 (408) 232-9100

(Address, including zip code, and telephone number, of registrant’s principal executive offices)

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, no par value

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Pericom Semiconductor Corporation has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

PERICOM SEMICONDUCTOR CORPORATION

By:	/s/ Kevin S. Bauer
Kevin S. Bauer
Chief Financial Officer

Dated: March 9, 2015